Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at March 25, 2015 and should be read in conjunction with Franco-Nevada’s audited consolidated financial statements and related notes as at and for the years ended December 31, 2014 and 2013.  The audited consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Readers are cautioned that the MD&A contains forward looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward Looking Information” at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the years ended December 31, 2014 and 2013 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form, is available on SEDAR at www.sedar.com, and our Form 40-F is available on EDGAR at www.sec.gov. These documents contain descriptions and maps of certain of Franco-Nevada’s producing and advanced royalty and stream assets.  For additional information, our website can be found at www.franco-nevada.com.

Table of Contents

Overview	3

Highlights	4

Guidance	7

Selected Financial Information	9

Overview of Financial Performance — Q4 2014 to Q4 2013	10

Quarterly Financial Information	26

Overview of Financial Performance — 2014 to 2013	27

Financial Condition Review	40

Balance Sheet Review	40

Financial Position, Liquidity and Capital Resources	40

Capital Resources	43

Critical Accounting Estimates	43

New Accounting Standards Adopted During the Year	45

New Accounting Standards Issued But Not Yet Effective	45

Outstanding Share Data	46

Risk Factors	47

Internal Control Over Financial Reporting and Disclosure Controls and Procedures	47

Non-IFRS Financial Measures	49

Cautionary Statement on Forward Looking Information	52

Overview

Franco-Nevada is the leading gold royalty and stream company by both gold revenues and number of gold assets. The Company is gold-focused but also has the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project.  The portfolio is actively managed with the aim to maintain over 80% of revenue from precious metals (gold, silver & PGM).

Franco-Nevada Asset Tabulation at March 25, 2015

	Gold	PGM	Other Minerals	Total Mineral	Oil & Gas		TOTAL
Producing	38	3	6	47	137		184
Advanced	34	0	6	40	—		40
Exploration	131	2	26	159	#	(1)	159
TOTAL	203	5	38	246	137		383

(1)             160 undeveloped oil & gas agreements not included in asset counts.

The Company does not operate mines, develop projects or conduct exploration.  Franco-Nevada’s business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

•                  Exposure to the gold price and exploration optionality;

•                  Limited exposure to many of the risks associated with operating companies;

•                  A free cash-flow business with limited cash calls;

•                  A high-margin business that can generate cash through the entire commodity cycle;

•                  A scalable and diversified business in which a large number of assets can be managed with a small stable overhead;

•                  A forward-looking business in which management focuses on growth opportunities rather than operational or development issues; and

•                  A perpetual discovery option over large areas of geologically prospective lands with no cost other than the initial investment.

Franco-Nevada’s financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets.  From time to time, financial results are also supplemented by acquisitions of new producing assets.  Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term focus in making its investments and recognizes it is in a cyclical industry.  Franco-Nevada has historically operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.  At year-end 2014, Franco-Nevada had $677.8 million in working capital and an undrawn $500.0 million unsecured credit facility.

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV.  An investment in Franco-Nevada’s shares is expected to provide investors with yield and more upside than a gold ETF without exposure to operating cost inflation. Since its IPO over seven years ago, Franco-Nevada’s share price has outperformed the gold price and all relevant gold equity benchmarks.

Franco-Nevada’s Relative Share Price Performance

Highlights

Financial — 3 months

•                  92,774 Gold Equivalent Ounces (“GEOs”)1 earned (2013 — 69,7411), an increase of 33.0% over Q4 2013;

•                  Revenue of $123.0 million (2013 - $100.0 million), an increase of 23.0%;

•                  Adjusted EBITDA2of $96.2 million, or $0.62 per share (2013 - $77.3 million or $0.53 per share);

•                  Margin2 of 78.2% (2013 — 77.3%);

•                  Net income of $1.2 million, or $0.00 per share (2013 — net loss of $80.6 million or $0.55 per share); and

1  GEOs include our gold, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium and other minerals were converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the average gold price for the period. For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on pages 17 and 33 of this MD&A.

•                  Adjusted Net Income2 of $31.6 million, or $0.20 per share (2013 - $30.5 million or $0.21 per share).

Financial — 12 months

•                  293,415 GEOs1 earned (2013 — 241,4021), an increase of 21.6% over 2013;

•                  Revenue of $442.4 million (2013 - $400.9 million), an increase of 10.4% despite a 10.3% lower average gold price;

•                  Adjusted EBITDA2 of $356.9 million, or $2.37 per share (2013 - $322.5 million or $2.20 per share);

•                  Margin2 of 80.7% (2013 — 80.4%);

•                  Net income of $106.7 million, or $0.71 per share (2013 — $11.7 million or $0.08 per share); and

•                  Adjusted Net Income2 of $137.5 million, or $0.91 per share (2013 - $138.3 million or $0.94 per share).

Corporate

Candelaria Gold and Silver Stream

On November 3, 2014, Franco-Nevada acquired a gold and silver stream on production from the Candelaria project located in Chile from Lundin Mining Corporation (“Lundin”) to help finance Lundin’s acquisition of Candelaria from Freeport-McMoRan Inc. Franco-Nevada provided an up-front deposit of $648.0 million to acquire 68% of the payable gold and silver produced from Candelaria which reduces to 40% after 720,000 ounces of gold and 12 million ounces of silver have been delivered under the stream agreement. Franco-Nevada will pay $400 per ounce for gold and $4 per ounce for silver (subject to an annual adjustment for inflation commencing on the third anniversary of the acquisition). The stream agreement had a July 1, 2014 effective date with 20,099 GEOs being delivered to the Company in 2014. For the six months from July 1, 2014 to December 31, 2014, Franco-Nevada’s attributable production from Candelaria was approximately 36,000 GEOs.

Under the agreement, Lundin must prepare a National Instrument 43-101 compliant reserve statement for certain ore bodies on or before March 31, 2015. If the reserve statement contains more than the specified target of contained gold and silver, Franco-Nevada will be obligated to pay Lundin up to $40.0 million or if the reserve statement contains less than the specified target, Lundin will be obligated to pay Franco-Nevada up to $40.0 million. In addition, Franco-Nevada may be required to make additional cash payments or may receive additional gold or silver in certain circumstances. The determination of whether additional payments will be required or additional gold and silver will be delivered is an annual determination by the parties to the agreement and will be based on actual recoveries from Candelaria during the previous year. As at December 31, 2014, an estimate of the potential financial effect of any additional cash payments or additional gold and silver receipts is not practicable.

Franco-Nevada subscribed for C$25.0 million in Lundin’s subscription receipts offering. The underlying common shares acquired were designated as available-for-sale investments.

2 Adjusted Net Income, Adjusted EBITDA and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 49 to 51 of this MD&A.

Palmarejo Gold Stream

On October 2, 2014, Franco-Nevada acquired a new 50% gold stream on Coeur Mining Inc.’s Palmarejo project located in Mexico. Under the terms of the new agreement, Franco-Nevada will fund a $22.0 million deposit which will be used to partially fund the development of the Guadalupe underground mine and Franco-Nevada will pay the lesser of (i) $800 per ounce; or (ii) the London PM gold fix on the date of delivery, for each ounce of gold delivered. The $22.0 million deposit will be paid in instalments commencing January 15, 2015 and ending on January 15, 2016, with $5.0 million being funded as of March 25, 2015. The new gold stream will become effective following the completion of the minimum obligation under Franco-Nevada’s existing Palmarejo gold stream which is expected to be reached by mid-2016. Franco-Nevada agreed to terminate its existing gold stream on Palmarejo following the completion of the 400,000 ounce minimum obligation in exchange for a cash payment of $2.0 million. Depletion expense related to Palmarejo was amended in the second quarter of 2014 to reflect the change in the ounces expected to be received over the life of the agreement. This change in estimate resulted in an increase in depletion expense of $2.5 million and $7.7 million for the three and twelve months ended December 31, 2014, respectively, and is expected to increase depletion by $9.8 million for 2015.

Equity Financing

On August 21, 2014, Franco-Nevada completed a bought deal financing with a syndicate of underwriters for 8,375,000 common shares at $59.75 per common share. The net proceeds to Franco-Nevada were $479.8 million after deducting share issue costs of $20.6 million. Franco-Nevada recorded a deferred tax asset of $5.0 million related to the share issue costs.

Karma Gold Stream

On August 11, 2014, Franco-Nevada and Sandstorm Gold Inc. (“Sandstorm”) (collectively, the “parties”) entered into a $120.0 million stream financing agreement with True Gold Mining Inc. (“True Gold”) in exchange for a 6.5% gold stream on True Gold’s Karma project, located in Burkina Faso, West Africa. Under the terms of the agreement, the parties will provide True Gold with $100.0 million in initial funding. The parties will split the agreement 75% to Franco-Nevada and 25% to Sandstorm. Over a period of five years, starting March 31, 2016, True Gold shall deliver to the parties, an aggregate of 20,000 ounces of gold each year, for a total of 100,000 ounces. Thereafter, True Gold shall deliver 6.5% of the gold produced at Karma to the parties. The parties will pay 20% of the spot price of gold to True Gold for each ounce delivered under the agreement. Franco-Nevada has funded $43.3 million of its obligation under the agreement as at March 25, 2015.

In early 2015, True Gold announced that construction of Karma had been suspended due to community protests. True Gold has stated that it is in discussions with stakeholders and expects to resume construction, but it has not disclosed a time frame as to when activities would resume.

AngloGold Ashanti Portfolio

On June 9, 2014, Franco-Nevada acquired eight Australian exploration royalties from AngloGold Ashanti Australia Limited for $2.5 million.

Cerro Moro

On April 23, 2014, Franco-Nevada acquired an existing 2% net smelter return (“NSR”) royalty on Yamana Gold Inc.’s (“Yamana”) Cerro Moro project located in Argentina for $19.6 million. On February 11, 2015, Yamana announced its formal decision to proceed with the construction of Cerro Moro.

Credit Facility

On March 18, 2014, Franco-Nevada’s existing credit facility was extended to March 18, 2019. The facility is currently undrawn and Franco-Nevada remains debt free.

Fire Creek/Midas

On February 11, 2014, Franco-Nevada signed a gold purchase agreement with Klondex Mines Ltd. (“Klondex”) and acquired a 2.5% NSR royalty on Klondex’s Fire Creek and Midas properties, both of which are located in Nevada, U.S., for total consideration of $35.0 million in cash. Under the terms of the gold purchase agreement, Klondex will deliver 38,250 ounces of gold, payable monthly, starting June 2014 and ending December 2018, following which the royalty will become payable on gold produced from the Fire Creek and Midas properties.

Sabodala Gold Stream

On January 15, 2014, Franco-Nevada acquired a 6% gold stream on Teranga Gold Corporation’s Sabodala gold project located in Senegal, Africa. Under the terms of the gold stream agreement, Franco-Nevada funded a $135.0 million deposit in exchange for 22,500 ounces of gold per year, payable monthly, for the first six years of the agreement, after which Franco-Nevada will purchase 6% of the gold produced from Sabodala. Franco-Nevada will pay 20% of the market price of gold for each ounce delivered under the agreement.

Guidance

The following contains forward looking statements about our guidance for 2015. Reference should be made to the “Cautionary Statement on Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward looking statements in the following, please see the Cautionary Statement, the “Risk Factors” section of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on www.sec.gov.

Franco-Nevada realized record growth in its fourth quarter and full year 2014, with 92,774 GEOs from its mineral assets and $11.0 million in revenue from its oil & gas assets for the fourth quarter of 2014 and 293,415 GEOs and $73.9 million in revenue from its oil & gas assets for 2014.  This compares to Franco-Nevada’s updated guidance made in August 2014 of 280,000 to 300,000 GEOs and $70.0 million to $80.0 million in revenue from oil & gas assets. The Candelaria, Fire Creek/Midas and Sabodala acquisitions contributed immediately to GEOs and revenue. Despite a volatile commodity price environment, Franco-Nevada grew revenue 23.0% quarter over quarter and 10.4% year over year.

For 2015, Franco-Nevada is expecting to receive between 335,000 and 355,000 GEOs from its mineral assets and $20.0 million to $30.0 million from its oil & gas assets. Of the 335,000 to 355,000 GEOs, Franco-Nevada expects to receive 205,000 to 215,000 GEOs under its various stream agreements compared to 150,087 GEOs in 2014.

GEOs include our gold, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by Franco-Nevada. For net profit interest (“NPI”) royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium and other minerals were converted to GEOs by dividing the associated revenue, which includes settlement adjustments, by the average gold price for the period. For our 2015 guidance, platinum and palladium metals have been converted to GEOs using commodity prices of $1,200/oz Au, $1,200/oz Pt and $750/oz Pd.  For 2015, the WTI oil price is assumed to average $50 per barrel with a $7.00 per barrel price differential for Canadian oil.  2015 guidance assumes the continued steady state of operations from our assets and is also based on the assumptions set out below.

We expect to fund approximately $300.0 million to $350.0 million in 2015 in connection with our precious metals stream agreement on Cobre Panama. Franco-Nevada continues to work with First Quantum to amend the stream agreement between the parties to streamline reporting requirements and provide greater financial flexibility. Franco-Nevada expects to commence funding its portion of the capital costs when the amendment is finalized.

More specifically, we expect the following with respect to our key asset categories for 2015:

•                                          Gold — U.S.:  Overall GEOs from U.S. gold assets are expected to be slightly higher in 2015 compared with 2014. Goldstrike royalty ounces are expected to be slightly higher with Barrick’s thiosulphate project now beginning production. Fire Creek/Midas are expected to deliver 7,500 ounces in 2015 pursuant to the agreement. Gold Quarry is expected to deliver 11,250 royalty ounces in 2015 as payments will be based on the minimum royalty provision.

•                                          Gold — Canada:  GEOs earned from Canadian assets in 2015 are expected to be higher than 2014 levels. Detour and Hemlo royalty ounces are expected to be higher as Detour continues to ramp-up production and higher production levels are expected at Hemlo. These increases are expected to be partially offset by declines in production from other Canadian assets.

•                                          Gold — Latin America:  GEOs from Latin America will grow significantly with Franco-Nevada benefitting from a full year of production from Candelaria in 2015 compared to a partial year in 2014. Candelaria is expected to deliver 80,000 GEOs in 2015, a substantial increase over 2014 when Candelaria contributed 20,099 GEOs.

•                                          Gold — Rest of World:  Rest of World gold assets are expected to generate lower GEOs in 2015. Sabodala is expected to deliver 22,500 ounces pursuant to the stream agreement. Subika is expected to be lower as a result of the delayed expansion at Ahafo.

•                                          PGM:  Sudbury stream ounces for 2015 are expected to be in line with 2014 levels and lower PGM ounces are expected from Stillwater.

•                                          Other minerals:  GEOs from other minerals are expected to be lower in 2015 as Osborne has lowered its production forecast and Peculiar Knob is scheduled to be put on care and maintenance.

•                                          Oil & Gas: For 2015, oil & gas revenues are projected to be $20.0 million to $30.0 million reflecting significantly lower oil price assumptions compared to last year.

Selected Financial Information

(in millions, except GEOs, Margin and per share amounts)	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012

Statement of Income and Other Comprehensive Income (Loss)
Revenue	$442.4	$400.9	$427.0
Depletion and depreciation	163.1	129.3	126.7
Impairments[1]	31.5	143.6	82.7
Operating income	156.3	49.6	138.4
Net income	106.7	11.7	102.6
Basic earnings per share	$0.71	$0.08	$0.72
Diluted earnings per share	$0.70	$0.08	$0.71
Dividends declared per share	$0.60	$0.72	$0.60
Dividends paid (including DRIP)	$118.0	$104.4	$77.9
Weighted average shares outstanding	150.5	146.8	143.1

Non-IFRS Measures
GEOs[2]	293,415	241,402	230,252
Adjusted EBITDA[3]	$356.9	$322.5	$347.8
Adjusted EBITDA[3] per share	$2.37	$2.20	$2.43
Margin[3]	80.7%	80.4%	81.5%
Adjusted Net Income[3]	$137.5	$138.3	$171.0
Adjusted Net Income[3] per share	$0.91	$0.94	$1.19

Statement of Cash Flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities	$332.0	$292.8	$321.0
Net cash (used in) provided by investing activities	$(815.9)	$1.4	$659.3
Net cash provided by (used in) financing activities	$394.7	$(94.0)	$180.0

	As at	As at	As at
	December 31, 2014	December 31, 2013	December 31, 2012
Statement of Financial Position
Cash and cash equivalents	$592.5	$770.0	$631.7
Short-term investments	—	18.0	148.2
Total assets	3,466.9	3,044.9	3,243.9
Deferred income tax liabilities	40.3	30.0	38.0
Total shareholders’ equity	3,405.5	2,963.8	3,149.1

Working capital	$677.8	$861.2	$822.4
Debt	Nil	Nil	Nil

1                   Impairments include impairment charges on investments, royalties, streams and working interests.

2                   For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on pages 17 and 33 of this MD&A.

3                   Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 49 to 51 of this MD&A.

Overview of Financial Performance — Q4 2014 to Q4 2013

Gold Equivalent Ounces

The Company continued to grow its GEOs with 92,774 GEOs earned in the fourth quarter of 2014, an increase of 33.0% over the fourth quarter of 2013. Franco-Nevada continues to grow its portfolio through acquisitions and organic growth.

The following table outlines GEOs attributable to Franco-Nevada for the three months ended December 31, 2014 and 2013 by commodity, geographical location and type of interest (excluding oil & gas):

	Gold Equivalent Ounces[1]
For the three months ended December 31,	2014	2013	Variance	%
Commodity
Gold	80,300	54,453	25,847	48%
PGM	9,529	11,776	(2,247)	(19)%
Other Minerals	2,945	3,512	(567)	(16)%
	92,774	69,741	23,033	33%
Geography
United States	17,350	11,278	6,072	54%
Canada	21,294	21,260	34	—
Latin America	33,296	19,294	14,002	72%
Rest of World	20,834	17,909	2,925	16%
	92,774	69,741	23,033	33%
Type
Revenue-based	29,373	25,979	3,394	13%
Streams	54,586	38,150	16,436	43%
Profit-based	6,912	2,973	3,939	132%
Other	1,903	2,639	(736)	(28)%
	92,774	69,741	23,033	33%

1  For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on page 17 of this MD&A.

GEOs were earned from the following asset classes (excluding oil & gas):

	Gold Equivalent Ounces[1]
For the three months ended December 31,	2014	2013	Variance	%

Gold — United States	13,378	8,833	4,545	51%
Gold — Canada	15,706	12,116	3,590	30%
Gold — Latin America	33,295	19,294	14,001	73%
Gold — Rest of World	17,921	14,210	3,711	26%
Gold — Total	80,300	54,453	25,847	48%
PGM	9,529	11,776	(2,247)	(19)%
Other Minerals	2,945	3,512	(567)	(16)%
	92,774	69,741	23,033	33%

1  For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on page 17 of this MD&A.

Our portfolio is well-diversified with GEOs being earned from approximately 47 different mineral interests in various jurisdictions.

GEO Reconciliation — Q4 2013 to Q4 2014

Gold GEOs

GEOs earned from gold assets increased by 47.5% to 80,300 GEOs in the fourth quarter of 2014 from 54,453 GEOs in the fourth quarter of 2013 and increased 41.5% over the third quarter 2014 level of 56,743 GEOs. The growth in GEOs was mainly attributable to the addition of the Candelaria, Sabodala and Fire Creek/Midas streams/fixed ounces. GEOs from existing gold assets, PGM and other minerals were all lower in the quarter due to lower production levels. For the quarter, we earned 6,904 GEOs from our gold NPIs compared with 3,824 GEOs earned from gold NPIs in the same period in 2013.

U.S. assets produced 13,378 GEOs, representing an increase of 51.5%, or 4,545 GEOs. The increase is due to:

•                  the newly—acquired Fire Creek/Midas interest (2,892 GEOs);

•                  higher production from Bald Mountain (1,900 GEOs), Marigold (648 GEOs) and Gold Quarry (368 GEOs);

•                  partially offset by lower production from Goldstrike (871 GEOs), other assets (255 GEOs) and Mesquite (137 GEOs).

Canadian assets produced 15,706 GEOs in the quarter, an increase of 3,590 GEOs, or 29.6%. The largest increase came from:

•                  higher production at Hemlo for both the NPI and NSR (2,384 GEOs) with the NPI benefitting from the weakening Canadian dollar;

•                  other contributors included Musselwhite (1,054 GEOs), Golden Highway (743 GEOs), Kirkland Lake (626 GEOs) and Detour (596 GEOs) due to higher production levels;

•                  partially offset by lower production at Sudbury (1,411 GEOs), Timmins West (300 GEOs) and other assets (102 GEOs).

Latin American assets, which include the recent Candelaria acquisition, generated 33,295 GEOs with the major contributions as follows:

•                  Candaleria’s production was 20,099 GEOs, or 60.4%, of total GEOs from Latin America;

•                  production from Palmarejo, Cerro San Pedro and other assets decreased which resulted in 6,098 fewer GEOs for the quarter when compared to the fourth quarter of 2013;

•                  during the fourth quarter 296,947 ounces of silver were converted to GEOs which were received from the Candelaria and Cerro San Pedro interests.

Rest of World assets generated 17,921 GEOs, an increase of 26.1%, over 2013 levels, attributable to:

•                  growth achieved with the recent Sabodala acquisition (3,750 GEOs);

•                  higher production from Tasiast (468 GEOs), Duketon (407 GEOs), Cooke 4 (385 GEOs), Mine Waste Solutions (“MWS”) (253 GEOs) and other assets (767 GEOs);

•                  partially offset by lower production from Subika (2,232 GEOs) and Edikan (87 GEOs).

PGM GEOs

PGM GEOs produced were 9,529 for the quarter compared to 11,776 GEOs in 2013, a decrease of 19.1%. The decrease in GEOs is attributable to

•                  lower production from the Sudbury assets (3,556 GEOs) and Pandora (321 GEOs);

•                  partially offset by higher production from Stillwater (1,630 GEOs).

Overall palladium production was 8.6% lower in the quarter with overall platinum production 1.2% higher over the fourth quarter of 2013. The change in actual production was partially offset by lower average gold prices used in calculating GEOs for the quarter.

Other Mineral GEOs

GEOs generated from other minerals decreased slightly to 2,945 GEOs from 3,512 GEOs in the comparable period. Although production was 9% higher at Peculiar Knob, an iron-ore project in Australia, the impact of the lower iron ore prices resulted in fewer GEOs. This operation is expected to be put on care and maintenance by mid-2015.

Revenue

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from NSR royalties, streams, NPI royalties, net royalty interests (“NRI”), working interests and other.

For definitions of the various types of agreements, please refer to our Annual Information Form filed on SEDAR at www.sedar.com or our Form 40-F filed on EDGAR at www.sec.gov. The market prices of gold, PGM, oil and natural gas are the primary drivers of our profitability and our ability to generate operating cash flow for shareholders.

Quarterly Revenue Breakdown

(millions of dollars)

Revenue by Commodity

Revenue by Region

The following table outlines Franco-Nevada’s revenue for the three months ended December 31, 2014 and 2013, by commodity, geographical location and type of interest and highlights the diversification of the portfolio:

For the three months ended December 31,	Revenue
(expressed in millions)	2014	2013	Variance	%

Commodity
Gold	$97.2	$69.2	$28.0	40%
PGM	11.3	13.8	(2.5)	(18)%
Other Minerals	3.5	4.4	(0.9)	(21)%
Oil & Gas	11.0	12.6	(1.6)	(13)%
	$123.0	$100.0	$23.0	23%

Geography
United States	$21.8	$14.3	$7.5	52%
Canada	36.4	38.4	(2.0)	(5)%
Latin America	39.7	24.5	15.2	62%
Rest of World	25.1	22.8	2.3	10%
	$123.0	$100.0	$23.0	23%

Type
Revenue-based	$39.3	$37.3	$2.0	5%
Streams	61.6	47.1	14.5	31%
Profit-based	13.0	9.4	3.6	38%
Working interests and other	9.1	6.2	2.9	47%
	$123.0	$100.0	$23.0	23%

Revenue for the three and twelve months ended December 31, 2014 was $123.0 million (2013 - $100.0 million) and $442.4 million (2013 - $400.9 million), respectively, and was comprised of the following:

(expressed in millions)

		For the three months ended December 31,		For the twelve months ended December 31,
Property	Interest	2014	2013	2014	2013
Gold - United States
Goldstrike	NSR 2-4%, NPI 2.4-6%	$3.3	$4.7	$21.9	$21.2
Gold Quarry	NSR 7.29%	3.5	3.2	14.3	20.7
Marigold	NSR 1.75-5%, GR 0.5-4%	3.3	1.6	7.0	8.8
Fire Creek/Midas	Fixed to 2018 / NSR 2.5%	3.5	—	8.4	—
Bald Mountain	NSR/GR 0.875-5%	3.0	0.7	6.7	3.8
Mesquite	NSR 0.5-2%	0.5	0.7	1.7	2.3
Other		—	0.6	0.7	2.3
Gold - Canada
Detour Lake	NSR 2%	2.9	2.4	11.2	5.9
Golden Highway	NSR 2-15%	3.4	2.5	11.5	12.5
Sudbury	Stream 50%	2.4	4.3	7.9	11.6
Musselwhite	NPI 5%	3.0	1.9	4.6	3.7
Hemlo	NSR 3%, NPI 50%	4.7	1.7	9.6	3.1
Kirkland Lake	NSR 2.5-5.5%, NPI 20%	1.3	0.6	4.8	0.6
Timmins West	NSR 2.25%	0.8	1.1	4.0	3.2
Other		0.6	0.8	1.6	3.0
Gold - Latin America
Candelaria	Stream 68%	23.9	—	23.9	—
Palmarejo	Stream 50%	15.0	23.3	66.6	83.5
Cerro San Pedro	GR 1.95%	0.5	0.7	2.0	3.3
Other		0.3	0.4	1.3	1.3
Gold - Rest of World
MWS	Stream 25%	7.9	7.9	30.5	35.7
Sabodala	Stream 6%, Fixed to 2019	4.6	—	26.3	—
Subika	NSR 2%	1.3	4.3	9.0	14.4
Tasiast	NSR 2%	1.5	1.1	7.1	6.6
Duketon	NSR 2%	1.9	1.7	7.1	7.9
Edikan	NSR 1.5%	0.7	0.8	3.4	4.1
Cooke 4	Stream 7%	1.5	1.2	5.0	3.5
Other		1.9	1.0	6.2	6.9
		$97.2	$69.2	$304.3	$269.9
PGM
Sudbury	Stream 50%	6.5	10.4	28.4	33.1
Stillwater	NSR 5%	4.8	2.9	22.1	18.0
Pandora	NPI 5%	—	0.5	—	0.5
		$11.3	$13.8	$50.5	$51.6
Other Minerals
Peculiar Knob	Production payment	1.7	2.8	7.1	8.0
Osborne	NSR 2%	0.7	0.8	2.7	0.8
Mt. Keith	NPI 0.25%, GR 0.375%	0.5	0.4	1.8	1.7
Other		0.6	0.4	2.1	1.9
		$3.5	$4.4	$13.7	$12.4
Oil & Gas
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.26%	8.1	8.9	57.8	50.7
Midale	ORR 1.14%, WI 1.59%	0.7	0.6	3.4	3.6
Edson	ORR 15%	0.9	0.8	4.8	4.3
Other		1.3	2.3	7.9	8.4
		$11.0	$12.6	$73.9	$67.0

Revenue		$123.0	$100.0	$442.4	$400.9

Average Precious Metal Commodity Prices

Quarterly Averages		Q4 2014	Q3 2014	Variance (Q4’14-Q3’14)	Q4 2013	Variance (Q4’14-Q4’13)
Gold[1]	$(/oz)	$1,200	$1,282	(6.4)%	$1,272	(5.7)%
Silver[2]	$(/oz)	16.47	19.63	(16.1)%	20.76	(20.7)%
Platinum[1]	$(/oz)	1,229	1,434	(14.3)%	1,397	(12.0)%
Palladium[1]	$(/oz)	788	863	(8.7)%	726	8.5%
Exchange Rates[3]
CAD		0.8806	0.9181	(4.1)%	0.9526	(7.6)%

1          Based on London PM fix

2          Based on London Bullion Market Association (“LBMA”) silver price

3          Based on Bank of Canada noon rates

Gold Revenue

The price of gold is the largest single factor in determining profitability and cash flow from operations for Franco-Nevada. During the fourth quarter of 2014, average gold prices continued to experience significant volatility, trading between $1,142/oz and $1,250/oz with an average price of $1,200/oz. This compares to an average gold price of $1,272/oz for the fourth quarter of 2013, a decrease of 5.7%, and $1,282/oz for the third quarter of 2014. The decline in the average gold price in the quarter occurred primarily as a result of the strengthening of the U.S. dollar, which was due to increasing economic strength in the United States versus concerns over weakening economic performance in Europe and China, as well as the tapering of the monetary stimulus provided by the U.S. Federal Reserve and growing expectations of U.S. interest rate increases starting in 2015.

Despite the current volatility with commodity prices, the Franco-Nevada business model continues to deliver strong results as it is not impacted by reduced margins at the operator level. The royalty and stream payments/deliveries are based on actual production levels with no adjustments for the operator’s operating costs, with the exception of NPI royalties which are based on the profit of the mining operation.

Overall gold revenue increased to $97.2 million from $69.2 million for the comparable period. The increase was attributable primarily to:

•                  production from recent acquisitions, Candelaria ($23.9 million), Sabodala ($4.6 million) and Fire Creek/Midas ($3.5 million);

•                  offset by the lower average gold price.

Although production levels may have been higher, as discussed in the GEO section above, the associated gold revenue from existing assets was lower overall. NPI interests contributed $8.3 million to revenue in the quarter compared to $4.8 million in the fourth quarter of 2013.

U.S. assets generated $17.1 million in revenue, an increase of 48.7%, mainly driven by:

•                  the Fire Creek/Midas acquisition;

•                  higher revenue from Marigold, Bald Mountain and Gold Quarry due to higher production, with lower revenue coming from Goldstrike both on the NSR and NPI.

Canadian assets generated $19.1 million in revenue in the quarter, an increase of $3.8 million, or 24.8% over 2013. The increase was attributable to:

•                  the NPIs from Hemlo ($3.0 million) and Musselwhite ($1.1 million), both Canadian operations whose profitability benefitted from the weaker Canadian dollar;

•                  higher revenue was earned from Golden Highway ($0.9 million), Kirkland Lake ($0.7 million) and Detour ($0.5 million);

•                  partially offset by lower revenue from the Sudbury assets ($1.9 million) and other Canadian gold assets ($0.5 million).

Latin American gold assets generated $39.7 million compared to $24.4 million for the same period in 2013. The increase was mainly due to:

•                  the acquisition of Candelaria ($23.9 million);

•                  partially offset by lower revenue from Palmarejo ($8.3 million) and other assets ($0.3 million).

Rest of World gold assets generated $21.3 million in revenue in the quarter compared to $18.0 million in 2013. The 18.3% increase was due primarily to:

•                  the Sabodala acquisition ($4.6 million);

•                  lower revenue earned from the other rest of world gold assets due to a combination of lower production and lower average gold prices.

PGM Revenue

The prices for platinum and palladium averaged $1,229/oz and $788/oz, respectively. PGM revenue for the quarter was $11.3 million compared to $13.8 million for the fourth quarter of 2013, a decrease of 18.1%. Palladium is a significantly larger portion of Franco-Nevada’s revenue than platinum. Overall PGM revenue was lower quarter over quarter by $2.5 million with overall palladium production down by 8.6% and overall platinum production up by 1.2%.

Other Mineral Revenue

Other minerals generated $3.5 million and $4.4 million in revenue for the quarters ended December 31, 2014 and 2013, respectively. The decrease was due to:

•                  lower iron-ore prices and the associated revenue from the Peculiar Knob royalty;

•                  the Osborne royalty, which was acquired in late 2013, contributed $0.7 million;

•                  offset by reductions from iron-ore and nickel royalties.

Oil & Gas Revenue

Averages (C$/bbl)	Q4 2014		Q3 2014		Variance (Q4’14-Q3’14)	Q4 2013		Variance (Q4’14-Q4’13)
Edmonton Light	C$	74.86	C$	96.52	(22.4)%	C$	86.82	(13.8)%
Quality Differential	(5.01)		(7.72)		35.1%	(5.06)		1.0%
Realized oil price	C$	69.85	C$	88.80	(21.3)%	C$	81.76	(14.6)%

Oil & gas revenue was $11.0 million for the quarter (94% oil and 6% gas) compared with $12.6 million for the same period of 2013 (96% oil and 4% gas), a decrease of 12.7%. The decrease is due to a combination of lower production and lower average oil prices realized in the fourth quarter of 2014. Production for the quarter was 5.9% lower than the fourth quarter of 2013.

Revenue from the Weyburn Unit for the quarter decreased to $8.1 million (2013 - $8.9 million) with $4.7 million earned from the NRI (2013 - $4.1 million), $2.9 million earned from the working interest (2013 - $3.9 million) and $0.5 million earned from the overriding royalties (2013 - $0.9 million). Despite a 22% decline in the Edmonton Light price quarter over quarter, revenue from the Weyburn NRI was higher due to a reduction in capital spending by the operator, a decrease in the US$/C$ price differential and a decrease in the quality differential. Actual realized price from the NRI was C$70.10/boe for the quarter, down 11.7% from the realized price of C$79.39/boe for the fourth quarter of 2013.

Costs and Expenses

Costs and expenses for the quarter were $109.6 million compared to $194.8 million in 2013. The following table provides a list of the costs and expenses incurred for the three months ended December 31, 2014 and 2013.

	Three months ended December 31,
(expressed in millions)	2014	2013	Variance
Costs of sales	$24.7	$17.9	$6.8
Depletion and depreciation	48.9	34.4	14.5
Corporate administration	4.4	3.8	0.6
Business development	0.3	1.0	(0.7)
Subtotal	$78.3	$57.1	$21.2
Impairment of investments	0.4	24.8	(24.4)
Impairment of royalty interests	30.9	112.9	(82.0)
	$109.6	$194.8	$(85.2)

Costs of sales, which are comprised of the cost of GEOs purchased under stream agreements, cost of prepaid gold ounces, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $24.7 million for the fourth quarter of 2014 compared with $17.9 million for the fourth quarter of 2013. The increase of $6.8 million is attributable to higher purchase cost of stream ounces due to (i) the Candelaria acquisition ($7.6 million); and (ii) other stream assets ($1.2 million); both partially offset by lower production and purchase cost of stream ounces from Palmarejo ($2.4 million) and Sudbury ($2.0 million). In addition, costs of sales were higher due the cost of prepaid ounces under the recent Fire Creek/Midas transaction ($2.6 million) and higher net proceeds taxes ($0.1 million), both partially offset by lower oil & gas production taxes ($0.3 million). Upon the sale of the gold ounces delivered under the Fire Creek/Midas transaction, Franco-Nevada will record an amount of $882.71/oz as a non-cash cost of sale. Franco-Nevada received 51,691 GEOs under its stream agreements compared to 38,150 GEOs received in Q4 2013.

Costs of Sales Reconciliation — Q4 2013 to Q4 2014

(expressed in millions)

Depletion and depreciation totaled $48.9 million for the quarter compared to $34.4 million in 2013. The increase of $14.5 million is due in part to Candelaria ($12.9 million) and Sabodala ($2.3 million), both recent acquisitions, North Lanut ($1.4 million) and Bald Mountain ($0.8 million) both due to higher production, and other ($0.2 million). These increases were partially offset by lower production and associated depletion on the Sudbury streams ($1.9 million) and oil & gas assets ($1.2 million).

Depletion Reconciliation — Q4 2013 to Q4 2014

 (expressed in millions)

Corporate administration expenses increased to $4.4 million in the quarter, representing 3.6% of revenue, from $3.8 million in 2013. The increase is due to higher compensation expense and mark-to-market adjustments associated with Franco-Nevada’s Deferred Share Unit Plan.

Business development expenses were $0.3 million and $1.0 million for the three months ended December 31, 2014 and 2013, respectively. Timing of incurring these costs typically varies depending upon the level of activity of the business development team and the timing of completing transactions.

Impairments of royalty, stream and working interests were $30.9 million for the three months ended December 31, 2014 (2013 - $112.9 million). The impairment charges were the result of an impairment analysis completed at the end of 2014 due to impairment indicators on the MWS stream asset. In addition, exploration assets were written down to nil where the explorer/operator had abandoned tenements, concessions or ground subject to royalty rights held by Franco-Nevada.

The impairment charges for the quarter are summarized in the following table:

Three months ended December 31,	2014	2013
Mine Waste Solutions	$26.6	$—
Exploration assets	4.3	0.2
McCreedy platinum group metals stream	—	107.9
Kasese cobalt net smelter returns royalty	—	4.8
Total impairment losses	$30.9	$112.9

During the year ended December 31, 2014, the following were identified as indicators of impairment:

(i)            MWS

MWS is subject to a stream arrangement that is capped at 312,500 ounces, which has produced at a steady rate since Franco-Nevada acquired the interest. Due to the limited optionality on the stream and its capped nature, management assessed that the reduction in long-term consensus gold price estimates during the relatively fixed life of the asset is an indication of impairment on MWS and, accordingly, performed an impairment assessment.

(ii)        Exploration assets

Franco-Nevada was notified, pursuant to various royalty agreements, that the explorer/operator had abandoned tenements, concessions or ground which was subject to royalty rights held by Franco-Nevada. In these circumstances, Franco-Nevada wrote off the carrying value of the associated exploration assets to nil. For the three and twelve months ended December 31, 2014, the total amount written off was $4.3 million (2013 - $0.2 million) and $4.5 million (2013 - $0.2 million), respectively.

Key assumptions and sensitivity

The key assumptions and estimates used in determining the recoverable amount are related to commodity prices and discount rates.

The fair value less costs of disposal (“FVLCD”) for MWS was determined by calculating the net present value (“NPV”) of the estimated future cash-flows expected to be generated by the mining of the MWS tailings. The estimates of future cash-flows were derived from a life-of-mine model developed by Franco-Nevada’s management using MWS’s historical performance to predict future performance.  Based on observable market or publicly available data, Franco-Nevada’s management made assumptions of future gold prices to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts. The future cash-flows were discounted using a discount rate which reflects specific market risk factors associated with MWS.

The key assumptions used in the impairment testing are summarized in the table below:

	2015	2016	2017	2018	2019 +
Gold price per ounce	$1,262	$1,276	$1,267	$1,261	$1,277
Discount rate	5%	5%	5%	5%	5%

A sensitivity analysis was performed on the gold price and discount rate, which are the key assumptions that impact the impairment calculations. The Company assumed a 10% change for the gold price assumptions, taking the gold price from an average of $1,273 per ounce to $1,146 per ounce and $1,400 per ounce, respectively, while holding all other assumptions constant. In addition, the Company assumed a 250 basis point change for the discount rate assumption, taking it from 5% to 2.5% and 7.5%, respectively, while holding all other assumptions constant.

The table below shows the impairment amounts when key assumptions are changed, in isolation, by 10% for commodity prices and 250 basis points for the discount rate.

As at December 31, 2014	Carrying Value	Impairment Charge
Impairment recorded in statement of income	$172.0	$26.6
Impairment recorded if, in isolation:
10% decrease in long-term commodity prices	145.6	53.0
10% increase in long-term commodity prices	198.3	0.3
250 basis point decrease to the discount rate	194.1	4.5
250 basis point increase to the discount rate	153.4	45.2

During the year ended December 31, 2013, the following were identified as indicators of impairment:

(i)            McCreedy

The McCreedy stream comprises part of the Sudbury Basin interest. In the fourth quarter of 2013, KGHM International Ltd., the operator of the McCreedy mine, announced a significant reduction in mining activities at the project following the cancellation of a processing contract which was considered an indication of impairment and, accordingly, an impairment assessment was performed.

(ii)        Kasese

The Kasese royalty is a 10% free cash flow royalty capped at $10 million. Kasese Cobalt Company Ltd. (“KCCL”) is the operator which is recovering cobalt metal from a stockpile of a cobalt-rich sulphide concentrate (pyrite). In the fourth quarter of 2013, KCCL informed Franco-Nevada that it had ceased mining and was in the midst of dismantling the operation which was considered an indicator of impairment.

Key assumptions and sensitivity

The key assumptions and estimates used in determining the recoverable amount are related to commodity prices and discount rates. In addition, assumptions related to comparable entities, market values per ounce and the inclusion of reserves and resources in the calculations are used.

McCreedy

The FVLCD for McCreedy was determined by calculating the NPV of the estimated future cash-flows expected to be generated by the mining of the McCreedy deposits. The estimates of future cash-flows were derived from a life-of-mine model developed by Franco-Nevada’s management using McCreedy’s historical performance to predict future performance.  Based on observable market or publicly available data, Franco-Nevada’s management made assumptions of future commodity prices, which included gold, platinum and palladium, to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts. The future cash-

flows were discounted using a discount rate which reflects specific market risk factors associated with McCreedy.

The key assumptions used in the impairment testing are summarized in the table below:

2013
Gold price per ounce	$1,300
Platinum price per ounce	$1,700
Palladium price per ounce	$884
Discount rate	5%

Franco-Nevada recorded a $0.4 million impairment charge on available-for-sale investments related to the continued decline in the fair value of the equity instruments.

Foreign Exchange and Other Income/Expenses

Foreign exchange losses and other expenses for the quarter were $2.5 million compared to $3.3 million in 2013. The following table provides a list of foreign exchanges losses and other income/expenses incurred for the three months ended December 31, 2014 and 2013.

	Three months ended December 31,
(expressed in millions)	2014	2013	Variance
Foreign exchange loss	$(1.5)	$(0.8)	$(0.7)
Mark-to-market gain (loss) on warrants	(0.2)	(1.9)	1.7
(Loss) on sale of gold	(0.8)	(0.6)	(0.2)
	$(2.5)	$(3.3)	$0.8

Foreign exchange gains and losses include foreign exchange movements related to investments in bonds and other debt securities, such as government and corporate bonds, treasury bills and intercompany loans, held in the parent company, which are denominated in either U.S. dollars or Mexican pesos. The parent company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to the debt securities are recorded in net income as opposed to other comprehensive income.

Foreign exchange losses and other expenses were $2.5 million in the quarter (2013 — $3.3 million) which was comprised of $1.5 million related to foreign exchange losses on intercompany debt securities (2013 — $0.8 million), $0.2 million in mark-to-market losses related to warrants of small to mid-sized publicly-listed resource companies (2013 — $1.9 million) and a $0.8 million loss on the sale of gold (2013 — $0.6 million).

Finance Costs and Finance Income

Finance income was $0.9 million (2013 - $1.0 million) for the quarter which was earned on our cash equivalents and/or short-term investments. The decrease in finance income was due to lower cash balances invested in the fourth quarter of 2014 due to the Candelaria acquisition when compared to 2013. Finance expenses were $0.4 million (2013 - $0.6 million) and consist of the costs of maintaining our credit facility in addition to the amortization of the initial set-up costs incurred with respect to the facility.  Finance expenses were comprised of standby fees of $0.3 million (2013 - $0.5 million) and amortization of issuance costs were $0.1 million (2013 - $0.1 million).

Income Taxes

Franco-Nevada had an income tax expense of $10.2 million (2013 — income tax recovery of $17.1 million) for the quarter comprised of a current income tax expense of $6.9 million (2013 - $3.8 million) and a deferred income tax expense of $3.3 million (2013 — deferred income tax recovery of $20.9 million) related to our Canadian and Mexican entities.

Net Income

Net income for the quarter was $1.2 million, or $0.00 per share, compared with a net loss of $80.6 million, or $0.55 per share, for the same period in 2013. Adjusted Net Income was $31.6 million, or $0.20 per share, compared with $30.5 million, or $0.21 per share, for Q4 2013.  The decrease in Adjusted Net Income was driven primarily by:

•                  higher revenue from recent acquisitions, such as Candelaria, Sabodala and Fire Creek;

•                  partially offset by higher costs of sales, due to the Fire Creek and Candelaria prepaid and stream ounces;

•                  higher depletion as described above.

Adjusted Net Income Reconciliation — Q4 2013 to Q4 2014

(expressed in millions)

Quarterly Financial Information

Selected quarterly financial information from our financial statements is set out below:

(expressed in millions, except per share amounts, GEOs, and Margin)1

	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Revenue	$123.0	$107.6	$107.7	$104.1	$100.0	$98.8	$93.3	$108.8
Costs and expenses[2]	109.6	61.0	60.1	55.4	194.8	50.8	50.8	55.5
Operating income (loss)	13.4	46.6	47.6	48.7	(94.8)	48.0	42.5	53.3
Other income (expenses)	(2.0)	(0.4)	2.0	1.1	(2.9)	0.7	(8.9)	(4.5)
Income tax expense (recovery)	10.2	13.0	12.7	14.4	(17.1)	13.4	12.0	13.4
Net income (loss)	1.2	33.2	36.9	35.4	(80.6)	35.3	21.6	35.4
Basic earnings (loss) per share	$0.00	$0.22	$0.25	$0.24	$(0.55)	$0.24	$0.15	$0.24
Diluted earnings (loss) per share	$(0.01)	$0.22	$0.25	$0.24	$(0.55)	$0.24	$0.15	$0.24
Average Gold Price	$1,200	$1,282	$1,289	$1,294	$1,272	$1,328	$1,414	$1,630
GEOs[3]	92,774	70,071	64,734	65,836	69,741	56,683	56,085	58,892
Adjusted EBITDA[3]	96.2	88.7	87.2	84.8	77.3	80.3	75.2	89.1
Adjusted EBITDA[3] per share	$0.62	$0.59	$0.58	$0.58	$0.53	$0.55	$0.51	$0.61
Margin[3]	78.2%	82.4%	81.0%	81.5%	77.3%	81.3%	80.6%	81.9%
Adjusted Net Income[3]	$31.6	$34.5	$36.0	$35.4	$30.5	$35.3	$31.9	$40.6
Adjusted Net Income[3] per share	$0.20	$0.23	$0.24	$0.24	$0.21	$0.24	$0.22	$0.28

1  Due to rounding, amounts may not calculate.

2  Includes impairment charges on royalty, stream and working interests and investments.

3  GEOs, Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to pages 49 to 51 of this MD&A.

Overview of Financial Performance — 2014 to 2013

Gold Equivalent Ounces

As can be seen from the chart below, GEOs have grown from 137,646 in 2010 to 293,415 in 2014 with the majority of growth coming from gold assets.

The following table outlines GEOs attributable to Franco-Nevada for the twelve months ended December 31, 2014 and 2013 by commodity, geographical location and type of interest (excluding oil & gas):

	Gold Equivalent Ounces[1]
For the twelve months ended December 31,	2014	2013	Variance	%
Commodity
Gold	242,584	192,297	50,287	26%
PGM	39,870	40,007	(137)	—
Other Minerals	10,961	9,098	1,863	20%
	293,415	241,402	52,013	22%
Geography
United States	66,652	54,436	12,216	22%
Canada	66,297	58,955	7,342	12%
Latin America	75,282	63,157	12,125	19%
Rest of World	85,184	64,854	20,330	31%
	293,415	241,402	52,013	22%
Type
Revenue-based	110,833	102,558	8,275	8%
Streams	150,087	123,387	26,700	22%
Profit-based	18,578	8,060	10,518	130%
Other	13,917	7,397	6,520	88%
	293,415	241,402	52,013	22%

1          For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on page 33 of this MD&A.

Oil & gas revenues are not included in the reported GEO numbers.

GEOs were earned from the following asset classes (excluding oil & gas):

	Gold Equivalent Ounces[1]
For the twelve months ended December 31,	2014	2013	Variance	%

Gold — United States	48,716	41,040	7,676	19%
Gold — Canada	43,880	31,966	11,914	37%
Gold — Latin America	75,282	63,157	12,125	19%
Gold — Rest of World	74,706	56,134	18,572	33%
Gold — Total	242,584	192,297	50,287	26%
PGM	39,870	40,007	(137)	—
Other Minerals	10,961	9,098	1,863	20%
	293,415	241,402	52,013	22%

1          For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on page 33 of this MD&A.

GEO Reconciliation — 2013 to 2014

Gold GEOs

GEOs earned from gold assets increased by 26.2% to 242,584 GEOs from 192,297 GEOs in 2013. The increase of 50,287 GEOs is mainly attributable to recent acquisitions, Sabodala (20,625 GEOs), Candelaria (20,099 GEOs), Fire Creek/Midas (6,750 GEOs) and Kirkland Lake (3,202 GEOs). In addition, gold NPIs were higher in 2014 with 18,570 GEOs being earned compared with 8,918 GEOs in 2013.

U.S. assets produced 48,716 GEOs, representing an increase of 7,676 GEOs, or 18.7%, over 2013. The increase was mainly attributable to:

•                  the recent Fire Creek/Midas acquisition (6,750 GEOs);

•                  higher production at Goldstrike, up 21.1%, contributing 3,093 additional GEOs which was due to an 80.4% increase in NPI GEOs with the NSR down by 7.8%;

•                  higher production at Bald Mountain (2,604 GEOs) due to mining on ground subject to a higher royalty;

•                  partially offset by Gold Quarry (2,965 GEOs) due to a reduction in the minimum royalty and lower production from other U.S. assets (1,805 GEOs).

Canadian assets produced 43,880 GEOs, an increase of 11,914 GEOs, or 37.3%, with:

•                  the largest increase coming from Hemlo (5,440 GEOs) with both the NPI and NSR contributing more GEOs in 2014 than 2013 due to higher production and benefitting from the weaker Canadian dollar;

•                  other increases coming from Detour (4,418 GEOs) as the operations continued to ramp up, Kirkland Lake (3,326 GEOs), a recent acquisition to the portfolio, Musselwhite (965 GEOs), due to higher production and the lower Canadian dollar, and other Canadian assets (958 GEOs);

•                  lower GEOs earned from the Sudbury assets (2,253 GEOs), as the operator focused mining on nickel ore not subject to our royalty, and other Canadian assets (941 GEOs), due to lower production.

Latin American gold assets produced 75,282 GEOs with the largest contributor being the Palmarejo stream (52,566 GEOs), reflecting a decrease of 7,304 GEOs over 2013 levels, attributable to:

•                  offset by the recent Candelaria acquisition which was immediately accretive with 20,099 GEOs being delivered under the agreement prior to December 31, 2014; and

•                  lower production at Cerro San Pedro with 733 fewer GEOs being earned.

For 2014, 312,822 ounces of silver were converted to GEOs with over 90% received from Candelaria.

Rest of World gold assets produced 74,706 GEOs in the year compared to 56,134 GEOs in 2013. The 33.1% increase in GEOs was due to:

•                  the Sabodala stream, a Q1 2014 acquisition (20,625 GEOs);

•                  higher production at Cooke 4 (1,494 GEOs) and Tasiast (964 GEOs);

•                  partially offset by lower production at Subika (3,282 GEOs) as mining moved off ground subject to our royalty and MWS (1,391 GEOs) due to lower production.

PGM GEOs

PGM GEOs produced were 39,870 for the year compared to 40,007 GEOs in 2013. The decrease in GEOs is attributable to lower production from the Sudbury assets (4,572 GEOs) and Pandora (314 GEOs), partially offset by higher GEOs from Stillwater (4,749 GEOs). Actual palladium and platinum production subject to the stream and royalties was lower by 4.1% and 2.5%, respectively, in 2014 when compared to 2013 with the impact of lower average commodity prices partially offsetting these decreases.

Other Mineral GEOs

GEOs generated from other minerals increased to 10,961 GEOs, up 20.5%, due to the Osborne royalty acquired in Q4 2013 (1,560 GEOs) and higher production from other assets (303 GEOs).

Revenue

Despite a volatile commodity price environment, Franco-Nevada has successfully grown its annual revenue to a record $442.4 million in 2014 and continues to reduce its reliance on any individual asset. Revenue was earned from 47 different mineral and 137 oil & gas interests in 2014 compared to 25 mineral and 113 oil & gas interests in 2010.

5 Year Revenue Chart

(expressed in millions)

Revenue by Commodity

Revenue by Region

The following table outlines Franco-Nevada’s revenue for the twelve months ended December 31, 2014 and 2013, by commodity, geographical location and type of interest:

	Revenue
(expressed in millions)	2014	2013	Variance	%
Commodity
Gold	$304.3	$269.9	$34.4	13%
PGM	50.5	51.6	(1.1)	(2)%
Other Minerals	13.7	12.4	1.3	11%
Oil & Gas	73.9	67.0	6.9	10%
	$442.4	$400.9	$41.5	10%

Geography
United States	$83.4	$77.9	$5.5	7%
Canada	157.5	143.9	13.6	9%
Latin America	93.7	88.2	5.5	6%
Rest of World	107.8	90.9	16.9	19%
	$442.4	$400.9	$41.5	10%

Type
Revenue-based	$156.9	$169.0	$(12.1)	(7)%
Streams	188.6	167.3	21.3	13%
Profit-based	61.2	42.7	18.5	43%
Working interests and other	35.7	21.9	13.8	63%
	$442.4	$400.9	$41.5	10%

Average Annual Precious Metal Commodity Prices

Annual Averages		2014	2013	Variance
Gold[1]	$(/oz)	$1,266	$1,411	(10.3)%
Silver[2]	$(/oz)	19.05	23.86	(20.2)%
Platinum[1]	$(/oz)	1,385	1,487	(6.9)%
Palladium[1]	$(/oz)	803	725	10.8%
Exchange Rates[3]
CAD		0.9055	0.9710	(6.7)%

(1)       Based on London PM Fix

(2)       Based on LBMA silver price

(3)       Based on Bank of Canada noon rates

Gold Revenue

During 2014, average gold prices continued to experience significant volatility, trading between $1,142/oz and $1,385/oz with an average price of $1,266/oz. This compares to an average gold price of $1,411/oz in 2013.

Despite the 10.3% lower average gold price, overall gold revenue increased 12.8% to $304.3 million from $269.9 million for 2013. The increase was attributable primarily to recent acquisitions, Sabodala ($26.3 million), Candelaria ($23.9 million), Fire Creek/Midas ($8.4 million) and Kirkland Lake ($4.2 million), offset by the lower average gold price and lower production. NPI interests contributed $22.7 million to revenue in the period compared to $12.9 million in 2013.

U.S. assets generated $60.7 million in revenue, an increase of 2.7%, from $59.1 million in 2013, attributable to:

•                  lower revenue recorded at Gold Quarry, due to a reduction in the minimum royalty provision over 2013;

•                  lower revenue was recorded at Marigold and other assets, primarily due to a lower average gold price and lower production levels;

•                  partially offset by Fire Creek/Midas, a recent acquisition, contributions from the Goldstrike NPI due to reduced capital spending attributable to the NPI and higher production from Bald Mountain.

Canadian assets generated $55.2 million in revenue in the year, an increase of $11.6 million, or 26.6% over 2013. The increases were attributable to:

•                  higher revenue from the Hemlo NPI and NSR ($6.5 million), which benefitted from the lower Canadian dollar and higher production;

•                  higher production from Detour Lake ($5.3 million) as ramp up activities continued throughout 2014;

•                  the Kirkland Lake acquisition made in 2013 ($4.2 million);

•                  partially offset by lower average gold prices and production levels at the Sudbury streams, Golden Highway and other assets.

Latin American gold assets generated $93.8 million up from $88.1 million in 2013 with:

•                  Palmarejo contributing $66.6 million, which was $16.9 million lower than 2013, due to lower production and the lower average gold price;

•                  the reduction in revenue from Palmarejo which was more than offset by revenue from the recent Candelaria acquisition ($23.9 million).

Rest of World gold assets generated $94.6 million in revenue compared to $79.1 million in 2013. The 19.6% increase was primarily due to:

•                  the Sabodala acquisition ($26.3 million);

•                  lower revenue earned from Subika and MWS both due to lower production and the lower average gold price;

•                  Cooke 4 and Tasiast having higher production but lower revenue due to the reduction in the average gold price.

PGM Revenue

The prices for platinum and palladium averaged $1,385/oz and $803/oz, respectively, in 2014, representing a decrease of 6.9% for platinum and an increase of 10.8% for palladium compared with the average prices for 2013. PGM price volatility remained high in 2014, similar to the volatility of gold prices.

Revenue from PGM assets was $50.5 million which represented a 2.1% decrease over 2013. The decrease is due to a combination of:

•                  lower production from the Sudbury assets and Pandora;

•                  partially offset by higher production and revenue from Stillwater.

Other Mineral Revenue

Other minerals increased to $13.7 million for 2014 which included $7.1 from Peculiar Knob, an iron-ore project in Australia, and $2.7 million from the Osborne royalty, which was acquired in late 2013.

Oil & Gas Revenue

Averages ($/bbl)	2014		2013		Variance
Edmonton Light	C$	93.67	C$	93.32	0.4%
Quality Differential	C$	(7.97)	C$	(9.05)	11.9%
Realized oil price	C$	85.70	C$	84.27	1.7%

Oil & gas revenue increased 10.3% to $73.9 million for 2014 (94% oil and 6% gas) compared with $67.0 million for 2013 (95% oil and 5% gas). The increase was due to lower capital expenditures associated with the Weyburn NRI and a reduction in the quality differential. This was partially offset by a 4.1% decrease in overall production for the year.

Revenue from the Weyburn Unit for the period increased to $57.8 million (2013 - $50.7 million) with $38.5 million earned from the NRI (2013 - $29.4 million), $16.1 million earned from the working interest (2013 - $18.0 million) and $3.2 million earned from the overriding royalties (2013 - $3.3 million). Actual realized price from the NRI was C$87.99/boe for the period, up 2.1%, from the average price of C$86.22/boe for 2013.

Costs and Expenses

Costs and expenses for 2014 were $286.1 million compared to $351.3 million in 2013. The following table provides a list of the costs and expenses incurred for the twelve months ended December 31, 2014 and 2013.

	Twelve months ended December 31,
(expressed in millions)	2014	2013	Variance
Costs of sales	$72.9	$60.2	$12.7
Depletion and depreciation	163.1	129.3	33.8
Corporate administration	16.4	15.2	1.2
Business development	2.2	3.0	(0.8)
Subtotal	$254.6	$207.7	$46.9
Impairment of investments	0.4	30.7	(30.3)
Impairment of royalty interests	31.1	112.9	(81.8)
	$286.1	$351.3	$(65.2)

Costs of sales, which are comprised of the cost of GEOs purchased under stream agreements, cost of prepaid gold ounces, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $72.9 million for 2014 compared with $60.2 million for 2013. The increase of $12.7 million is attributable to the higher cost of stream ounces purchased from (i) Candelaria ($7.6 million); and (ii) Sabodala ($5.3 million), partially offset by the lower cost of stream ounces purchased from Palmarejo ($2.7 million) and the Sudbury streams ($2.7 million). In addition, the increase in costs of sales was due to the cost of prepaid ounces under the recently acquired Fire Creek/Midas asset ($6.0 million), partially offset by lower net proceeds taxes ($0.2 million) due to lower revenue being earned in jurisdictions with such tax regimes and lower oil & gas production taxes and operating and capital costs ($0.6 million). For 2014, Franco-Nevada received 150,087 GEOs under its stream agreements compared to 123,387 GEOs received in 2013.

Costs of Sales Reconciliation — 2013 to 2014

(expressed in millions)

Depletion and depreciation totaled $163.1 million compared to $129.3 million in 2013. The increase of $33.8 million is mostly due to recent acquisitions: Candelaria ($12.9 million), Sabodala ($12.7 million), Kirkland Lake ($2.7 million) and Osborne ($1.5 million), as well as higher depletion on Goldstrike ($3.9 million) due to a higher NPI and Subika ($2.9 million) due to a reduction in the ounces attributable to the NSR. In addition, depletion on North Lanut ($3.2 million) was higher due to higher production. These increases were partially offset by lower depletion on oil & gas assets ($4.0 million) and other assets ($2.0 million).

Depletion Reconciliation — 2013 to 2014

(expressed in millions)

Corporate administration expenses increased to $16.4 million, representing 3.7% of revenue, from $15.2 million in 2013. The increase is due to higher compensation expense and mark-to-market adjustments associated with Franco-Nevada’s Deferred Share Unit Plan.

Business development expenses were $2.2 million and $3.0 million for the twelve months ended December 31, 2014 and 2013, respectively. Timing of incurring these costs typically varies depending upon the level of activity of the business development team and timing of completing transactions.

Franco-Nevada recorded a $0.4 million impairment charge on available-for-sale investments related to the continued decline in the fair value of certain equity instruments.

Franco-Nevada recorded $32.4 million in impairment charges. Please refer to the impairment charges section in the fourth quarter discussion above.

Foreign Exchange and Other Income/Expenses

Foreign exchange losses and other expenses for the year were $1.6 million compared to $17.2 million in 2013. The following table provides a list of the other income/expenses incurred for the twelve months ended December 31, 2014 and 2013.

	Twelve months ended December 31,
(expressed in millions)	2014	2013	Variance
Foreign exchange loss	$(2.0)	$(3.1)	$1.1
Mark-to-market gain (loss) on warrants	1.3	(11.5)	12.8
(Loss) on sale of gold	(0.9)	(2.6)	1.7
	$(1.6)	$(17.2)	$15.6

Foreign exchange and other expenses were $1.6 million in the period (2013 — $17.2 million) which was comprised of $2.0 million related to foreign exchange losses on intercompany debt securities (2013 — $3.1 million), $1.3 million in mark-to-market gains related to warrants of small to mid-sized publicly-listed resource companies (2013 — losses of $11.5 million) and a $0.9 million loss on the sale of gold (2013 — $2.6 million).

Finance Costs and Finance Income

Finance income was $3.9 million (2013 - $3.5 million) for the year which was earned on our cash equivalents and/or short-term investments.  The increase in finance income was due to higher cash balances invested in 2014 partially offset with a larger U.S. dollar balance, which earns a lower interest rate, when compared to 2013. Finance expenses were $1.6 million (2013 - $1.9 million) consisting of the costs of maintaining our credit facility in addition to the amortization of the initial set-up costs incurred with respect to the facility.  Finance expenses were in line with 2013 and were comprised of standby fees of $1.3 million (2013 - $1.2 million) and amortization of issuance costs were $0.3 million (2013 - $0.3 million). The Company expensed $0.4 million related to a previous credit facility in 2013.

Income Taxes

Franco-Nevada had an income tax expense of $50.3 million (2013 — $22.3 million) for the year comprised of a current income tax expense of $31.7 million (2013 - $34.9 million) and a deferred income tax expense of $18.6 million (2013 — income tax recovery of $12.6 million) related to our Canadian, U.S. and Mexican entities. The Company’s effective tax rate was 32.0%, a decrease from 2013, due a shift in income to lower tax jurisdictions and the impact of the indexation of mineral properties in Mexico.

Net Income

Net income for 2014 was $106.7 million, or $0.71 per share, compared with $11.7 million, or $0.08 per share, for 2013. Adjusted Net Income was $137.5 million, or $0.91 per share, compared with $138.3 million, or $0.94 per share, for 2013. The decrease in Adjusted Net Income was driven primarily by:

•                  higher costs of sales, due to the Sabodala, Candelaria and Fire Creek/Midas acquisitions;

•                  increased depletion, due to recent acquisitions and higher production (see waterfall on depletion above);

•                  partially offset by higher revenue from the recent Sabodala, Candelaria and Fire Creek/Midas additions, and lower income tax expense and other.

Adjusted Net Income Reconciliation — 2013 to 2014

(expressed in millions)

Financial Condition Review

Summary Balance Sheet and Key Financial Metrics

	As at December 31,
(expressed in millions, except ratios)	2014	2013
Total cash and cash equivalents	$592.5	$770.0
Current assets	698.9	912.3
Non-current assets	2,768.0	2,132.6
Total assets	$3,466.9	$3,044.9
Current liabilities	21.1	51.1
Non-current liabilities	40.3	30.0
Total liabilities	$61.4	$81.1
Total shareholders’ equity	3,405.5	2,963.8
Dividends paid (including DRIP)	118.0	104.4
Debt	—	—
Total common shares outstanding	156.5	147.1
Key Financial Ratios
Working Capital	$677.8	$861.2
Current Ratio	33.1:1	17.9:1
Debt to equity	0:1	0:1

Balance Sheet Review

Total assets were $3,466.9 million at December 31, 2014 compared to $3,044.9 million at December 31, 2013. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and cash and cash equivalents, which reflect our business strategy of growing a diversified portfolio and ensuring cash is available for future acquisitions and dividends.

Total liabilities at December 31, 2014 was $61.4 million, comprised primarily of current and deferred income tax liabilities. Franco-Nevada continues to maintain a financially strong balance sheet with no debt and a large cash balance.

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities, relating to operating activities, was $93.9 million and $73.4 million for the three months ended December 31, 2014 and 2013, respectively. The increase was attributable to higher revenues earned in the quarter compared to the same quarter in 2013.

Cash provided by operating activities before changes in non-cash assets and liabilities, relating to operating activities, was $332.0 million and $292.8 million for the year ended December 31, 2014 and 2013, respectively. The increase was attributable to higher revenues earned in 2014 compared to 2013.

Investing Activities

Cash used in investing activities was $670.8 million for the quarter compared to $40.4 million in the same period of 2013. The decrease was due to an increase in the acquisition of interests in mineral properties in 2014 compared to 2013.

For 2014, cash used in investing activities was $815.9 million compared to $1.4 million in 2013. In 2014, Franco-Nevada invested over $853.8 million in new stream and royalty transactions as described in the Corporate section above.

Typically Franco-Nevada invests its excess funds in various term deposits, treasury bills of the U.S. government, Canadian federal and provincial governments and high quality corporate bonds.  As at December 31, 2014, the majority of funds were held in cash deposits with several financial institutions. As at December 31, 2014, the investments had various maturities upon acquisition of up to 90 days.  Accordingly, as at December, 2014, those investments were classified as “cash and cash equivalents”.

Financing Activities

Net cash used in financing activities was $20.0 million for the quarter compared to $22.1 million for 2013. The decrease in cash used is attributable to the adoption of a Dividend Reinvestment Plan (“DRIP”) which decreases the cash outlay for dividend payments.

Financing activities provided $394.7 million in cash in 2014 compared to cash used in financing activities of $94.0 million in 2013. The increase is due to the equity financing and a reduction in cash dividend payments with shareholders electing to participate in Franco-Nevada’s DRIP.

Cash Resources and Liquidity

Our performance is impacted by foreign currency fluctuations of the Canadian dollar, Mexican peso and Australian dollar relative to the U.S. dollar. The largest exposure we have is with respect to the Canada/U.S. dollar exchange rate as we hold a significant amount of our assets in Canada and report our results in U.S. dollars.  The effect of this volatility in these currencies against the U.S. dollar impacts our corporate administration, business development expenses and depletion on mineral and oil & gas interests incurred in our Canadian and Australian entities due to their respective functional currencies. The Canadian dollar traded in a range of $0.8589 to $0.9422, closing the year at $0.8620. The Mexican peso traded in a range of $0.06758 to $0.07784 and the Australian dollar traded between $0.8097 and $0.9449.

Management’s objectives when managing capital are to:

(a)         ensure the preservation and availability of capital by investing in low risk investments with high liquidity; and

(b)         ensure that adequate levels of capital are maintained to meet requirements.

As at December 31, 2014, our cash, cash equivalents and short-term investments totaled $592.5 million (December 31, 2013 - $788.0 million).  In addition, we held investments at December 31, 2014 with a combined value of $67.1 million (December 31, 2013 - $38.2 million), of which $62.0 million was held in publicly traded equity instruments (December 31, 2013 - $29.7 million).  Working capital as at December 31, 2014 was $677.8 million (December 31, 2013 - $861.2 million).

Our near-term cash requirements include funding of the Cobre Panama, Karma and Guadalupe stream commitments, corporate administration costs, certain costs of operations, declared dividends and income taxes directly related to the recognition of royalty and stream revenues.  As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments.  Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities or use of our credit facility. We believe that our current cash resources, our available credit facility and future cash flows will be sufficient to cover the cost of our commitments under the various stream agreements, administrative expenses, costs of operations and dividend payments for the foreseeable future.

Ore and refined gold purchase commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM to which it has the contractual right pursuant to the associated precious metals agreements:

	Attributable Payable Production to be Purchased			Per Ounce Cash Payment [1,2]			Term of	Date of
Property	Gold	Silver	PGM	Gold	Silver	PGM	Agreement	Contract

Candelaria	68%[3]	68%[3]	0%	$400	$4	n/a	40 years	6-Oct-14
Palmarejo	50%	0%	0%	$400	n/a	n/a	Life-of-Mine[4]	20-Jan-09
Sabodala	6%	0%	0%	20%[5]	n/a	n/a	40 years	12-Dec-13
MWS	25%	0%	0%	$400	n/a	n/a	40 years[6]	2-Mar-12
Cooke 4	7%	0%	0%	$400	n/a	n/a	40 years	5-Nov-09
Sudbury[7]	50%	0%	50%	$400	n/a	$400	40 years	15-Jul-08

(1)            Subject to an annual inflationary adjustment.

(2)            Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Palmarejo.

(3)            Percentage decreases to 40% after 720,000 ounces of gold and 12 million ounces of silver has been delivered under the agreement.

(4)            Agreement is capped at 400,000 ounces of gold.

(5)            Purchase price is 20% of prevailing market price at the time of delivery.

(6)            Agreement is capped at 312,500 ounces of gold.

(7)            The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces.

Karma and Guadalupe Gold Streams

Franco-Nevada is committed to fund the Karma and Guadalupe transactions as described in the Corporate section above.

Cobre Panama Precious Metal Stream

On August 20, 2012, Franco-Nevada announced the acquisition of a precious metals stream on Inmet Mining Corporation’s (“Inmet”) interest in the Cobre Panama copper project in Panama (“Cobre Panama”). Franco-Nevada has committed to fund a $1.0 billion deposit for the development of Cobre Panama, to be drawn down on a 1:3 ratio with Inmet’s funding after Inmet’s aggregate funding for Cobre Panama has exceeded $1.0 billion. Inmet was acquired by First Quantum Minerals Ltd. (“First Quantum”) in March 2013. Since its acquisition of Inmet, First Quantum has undertaken a complete review of the Cobre Panama project and released the results in January 2014 which includes a larger project with installed capacity approximately 17% higher than the Inmet plan and a revised development timeframe with first concentrate production expected in the fourth quarter of 2017. Franco-

Nevada has not funded any amounts under the stream agreement as at March 25, 2015. Franco-Nevada expects to fund $300.0 million to $350.0 million in 2015.

Capital Resources

As of March 25, 2015, the entire amount of $500.0 million, or its Canadian dollar equivalent, is available under our unsecured credit facility.  Advances under the facility bear interest depending upon the currency of the advance and leverage ratio.  On March 18, 2014, Franco-Nevada extended its credit facility for an additional two years which amended the expiry of the credit facility to March 18, 2019. As of March 25, 2015, U.S. and Canadian dollar advances under the facility would bear interest rates of 3.95% and 3.05%, respectively. We can also draw funds using LIBOR 30-day rates plus 120 basis points under our credit facility.

Standby fees of $0.3 million (2013 - $0.6 million) and $1.3 million (2013 - $1.2 million) were incurred and paid for the three and twelve months ended December 31, 2014, respectively.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company’s assets and as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of the Company’s royalty, stream and working interests, the depreciation of oil & gas well equipment, and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For oil & gas interests, the estimated reserves in the annual reserve reports prepared by an independent petroleum consultant engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and depreciation and the assessed recoverability of the carrying value of royalty, stream and working interests.

Change in estimate — Depletion of Palmarejo Stream

On June 23, 2014, the Company signed a letter of intent agreeing to the restructuring of its Palmarejo gold stream whereby the gold stream would terminate following the completion of the 400,000 ounce minimum obligation in exchange for a cash payment of $2.0 million. Pursuant to the Company’s accounting policy, Palmarejo is depleted using the units-of-production method over available estimates of proven and probable reserves for Palmarejo. Upon the announcement of the proposed restructuring in Q2 2014, which subsequently closed in Q3 2014, management prospectively revised its estimate of proven and probable reserves to reflect the remaining ounces to be delivered under the existing gold stream which resulted in an increase to depletion expense of $7.7 million for the twelve months ended December 31, 2014. The Company estimates that depletion on Palmarejo will increase by approximately $9.8 million for 2015. See Note 4(c) below.

Impairment of Non-Current Assets

Assessment of impairment of royalty, stream, working interests and investments measured at cost requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream, working interests and/or investments measured at cost. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, net asset value (“NAV”) multiples, foreign exchange rates, future capital expansion plans and the associated production implications.  In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests could impact the impairment analysis.

Asset Acquisition

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Income Taxes

The determination of the ability of the Company to utilize deductible temporary differences and tax loss carry-forwards against taxable profits and taxable temporary differences in future periods requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is probable that sufficient taxable profits and taxable temporary differences will be available to utilize the benefits of deductible temporary differences and tax loss carry-forwards. This assessment is based on forecasted cash flows. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of the utilization of deductible temporary differences and tax loss carry-forwards.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

New Accounting Standards Adopted During the Year

Franco-Nevada adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IFRIC 21 Levies

In May 2013, the IASB issued IFRIC 21, “Levies” (“IFRIC 21”) which provides guidance on the recognition of levies imposed by governments. We adopted IFRIC 21 effective January 1, 2014 which did not result in any change in the accounting treatment of levies.

IAS 36 Impairment of Assets

In May 2013, the IASB published amendments to the disclosures required by IAS 36, when the recoverable amount is determined based on FVLCD. The amendments are effective for annual periods beginning on or after January 1, 2014 and have been applied retrospectively. The amended disclosures required have been included in Note 8(c) in Franco-Nevada’s consolidated financial statements.

New Accounting Standards Issued But Not Yet Effective

IFRS 15, Revenue Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”). The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2017 and is to be applied retrospectively with early adoption permitted.

Franco-Nevada is currently assessing the impact of IFRS 15 on its consolidated financial statements.

IFRS 9, Financial Instruments

On July 24, 2014, the IASB published the final version IFRS 9 “Financial Instruments” (“IFRS 9”) which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018.

Franco-Nevada is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares.  A detailed description of the rights, privileges, restrictions and conditions attached to the authorized shares is included in our Annual Information Form for the year ended December 31, 2014, a copy of which can be found on SEDAR at www.sedar.com and in our 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of March 25, 2015, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	156,503,549
Issuable upon exercise of Franco-Nevada warrants(1)	6,510,769
Issuable upon exercise of Franco-Nevada options(2)	2,132,728
Issuable upon exercise of special warrant(3)	2,000,000
Issuable upon vesting of Franco-Nevada RSUs	141,863
Diluted common shares	167,288,909

Notes:

(1)      The warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017.

(2)      There were 2,132,728 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$59.52 per share.

(3)      In connection with the transaction with Taseko Mines Limited, one special warrant was granted to Taseko which will be exchangeable into 2,000,000 purchase share warrants once Taseko’s New Prosperity project gets fully permitted and financed. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017. New Prosperity’s most recent permit application was denied earlier in 2014.

Franco-Nevada has not issued any preferred shares.

Risk Factors

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect Franco-Nevada in the future.  For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Fluctuation in Commodity Prices

Commodity prices have fluctuated widely in recent years.  The marketability and price of metals, minerals and oil & gas on properties for which we hold interests will be influenced by numerous factors beyond our control and which may have a material and adverse effect on our profitability, results of operations and financial condition.

Significance of Candelaria, Weyburn Unit and Palmarejo

The Candelaria gold and silver stream, the Weyburn Unit and, while the minimum obligation remains outstanding, the Palmarejo gold stream, are expected to be significant revenue-producers to Franco-Nevada.  As a result, any adverse issues associated with financial viability, production and/or the recoverability of reserves from these operations and the associated portions over which we have a stream and/or royalty interests, could have material and adverse effects on our profitability, results of operations and financial condition. The existing minimum royalty under the Palmarejo gold stream to deliver 50,000 ounces per annum, payable monthly, is projected to reach its 400,000 ounce cap sometime in 2016.

Foreign Currency Fluctuations

Franco-Nevada’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on our profitability, results of operations and financial condition.  There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, we may suffer losses due to foreign currency rate fluctuations.

Franco-Nevada operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During 2014, the foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to the U.S. dollar.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control — Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that Franco-Nevada’s internal control over financial reporting was effective as of December 31, 2014.

An evaluation was also carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a — 15(e) and Rule 15d — 15(e) under the U.S. Securities Exchange Act of 1934), and based on that evaluation the CEO and the CFO have concluded that as of December 31, 2014, Franco-Nevada’s disclosure controls and procedures were effective.

For the three months and year ended December 31, 2014, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Franco-Nevada’s report of management’s assessment regarding internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the U.S. Securities Exchange Act of 1934) is included in the Management’s Report on Internal Control over Financial Reporting that accompanies Franco-Nevada’s Annual Consolidated Financial Statements for the fiscal year ended December 31, 2014.

Non-IFRS Financial Measures

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):

•                  Income tax expense/recovery;

•                  Finance expenses;

•                  Finance income;

•                  Foreign exchange gains/losses and other income/expenses;

•                  Gains/losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments;

•                  Depletion and depreciation; and

•                  Non-cash costs of sales.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA and Adjusted EBITDA per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Income to Adjusted EBITDA:

	Three months ended December 31,		Twelve months ended December 31,
(expressed in millions, except per share amounts)	2014	2013	2014	2013
Net Income (Loss)	$1.2	$(80.6)	$106.7	$11.7
Income tax expense	10.2	(17.1)	50.3	22.3
Finance costs	0.4	0.6	1.6	1.9
Finance income	(0.9)	(1.0)	(3.9)	(3.5)
Depletion and depreciation	48.9	34.4	163.1	129.3
Non-cash costs of sales	2.6	—	6.0	—
Impairment of royalty, stream and working interests	30.9	112.9	31.1	112.9
Impairment of investments	0.4	24.8	0.4	30.7
Foreign exchange (gains)/losses and other (income)/expenses	2.5	3.3	1.6	17.2
Adjusted EBITDA	$96.2	$77.3	$356.9	$322.5
Basic Weighted Average Shares Outstanding	156.2	147.1	150.5	146.8
Adjusted EBITDA per share	$0.62	$0.53	$2.37	$2.20

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. Management uses Margin to evaluate the performance of the Company’s portfolio and we believe Margin provides a meaningful measure for investors and analysts to evaluate our overall ability to generate cash flow from our royalty, stream and working interests. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

	Three months ended December 31,		Twelve months ended December 31,
(expressed in millions, except per share amounts and Margin)	2014	2013	2014	2013
Net Income (Loss)	$1.2	$(80.6)	$106.7	$11.7
Income tax expense	10.2	(17.1)	50.3	22.3
Finance costs	0.4	0.6	1.6	1.9
Finance income	(0.9)	(1.0)	(3.9)	(3.5)
Depletion and depreciation	48.9	34.4	163.1	129.3
Non-cash costs of sales	2.6	—	6.0	—
Impairment of royalty, stream and working interests	30.9	112.9	31.1	112.9
Impairment of investments	0.4	24.8	0.4	30.7
Foreign exchange (gains)/losses and other (income)/expenses	2.5	3.3	1.6	17.2
Adjusted EBITDA	$96.2	$77.3	$356.9	$322.5
Revenue	123.0	100.0	442.4	400.9
Margin	78.2%	77.3%	80.7%	80.4%

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•                  Foreign exchange gains/losses and other income/expenses;

•                  Gains/losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments;

•                  Unusual non-recurring items; and

•                  Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted Net Income and Adjusted Net Income per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Income to Adjusted Net Income:

	Three months ended December 31,		Twelve months ended December 31,
(expressed in millions, except per share amounts)	2014	2013	2014	2013
Net Income (Loss)	$1.2	$(80.6)	$106.7	$11.7
Foreign exchange (gains)/losses and other (Income)/expenses, net of income tax	1.1	0.5	1.6	2.3
Mark-to-market changes on derivatives, net of income tax	0.1	1.7	(1.1)	9.9
Impairment of royalty, stream and working interests, net of income tax	29.4	83.3	29.5	83.3
Impairment of investments, net of income tax	0.4	25.6	0.4	30.8
Indexation adjustment	(0.6)	—	0.4	—
Credit facility costs written off, net of income tax	—	—	—	0.3
Adjusted Net Income	$31.6	$30.5	$137.5	$138.3
Basic Weighted Average Shares Outstanding	156.2	147.1	150.5	146.8

Basic EPS	$0.01	$(0.55)	$0.71	$0.08
Foreign exchange(gains)/losses and other (income)/expenses, net of income tax	0.01	0.01	0.01	0.02
Mark-to-market changes on derivatives, net of income tax	—	0.01	—	0.07
Impairment of royalty, stream and working interests, net of income tax	0.19	0.57	0.20	0.57
Impairment of investments, net of income tax	—	0.17	—	0.20
Indexation adjustment	(0.01)	—	(0.01)	—
Adjusted Net Income per share	$0.20	$0.21	$0.91	$0.94

Cautionary Statement on Forward Looking Information

This MD&A contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets.  The forward looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of our PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this MD&A as well as Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and contained in Franco-Nevada’s Form 40-F filed with the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.